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November 18, 2013

VIA EDGAR AND E-MAIL

United States Securities & Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-510F

Attention:     Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverage, Apparel, and Mining
Suying Li, Staff Accountant
Raj Rajan, Staff Accountant

Re:    Century Aluminum Company
    Form 10-K for Fiscal Year Ended December 31, 2012
    Filed March 18, 2013
    File No. 1-34474

Ladies and Gentlemen:

Century Aluminum Company, a Delaware corporation ("Century" or the "Company"), hereby provides this submission in response to your letter dated November 4, 2013 (the "Comment Letter"), relating to our filings with the Securities & Exchange Commission (the "Commission") referenced above. For ease of review, we restate the questions from your Comment Letter and provide our response directly below.

1.
We note significant fluctuations in your cash flows from operating activities during the period presented. Your cash flows from operating activities decreased by $134 Million during 2011 and increased by $40 million during 2012. We note that you have provided a general discussion for the reasons for the change. However, your discussions did not clearly identify the specific quantitative effect of the underlying causal factors responsible for the change. To enhance the investor's understanding, please confirm that in the future filings, you will include robust discussions describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flows. Please provide us with a draft of proposed disclosures to be included in future filings.

RESPONSE:

The Company will include in our future filings, in the event that significant fluctuations occur for the periods presented, discussions that describe and quantify any specific drivers that had a significant and material impact on our cash flows from operating activities. For example, the following is an example of a hypothetical disclosure for the Form 10-K for the fiscal year ended December 31, 2012:

Our cash flows from operating activities fluctuated from net cash provided by operating activities of $37.1 million in 2012 to net cash used in operating activities of $2.9 million in 2011. The increase in net cash from operating activities was due to lower net pension and benefits contributions of $14.0 million, lower net income and withholding tax payments in Iceland of $24.4 million, an insurance settlement received in 2012 for $7.9 million, other changes in working capital totaling $18.0 million in the aggregate and non-recurring costs incurred in 2011 associated with the restart of a curtailed potline of $8.6 million.

Century Aluminum Company 1 S. Wacker Drive, Ste 1000 Chicago, IL 60606 312-696-3101 Office 312-696-3102 Fax

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The increase in net cash from operating activities in 2012 was partially offset by the impact of lower LME prices in 2012 compared to 2011.

Our cash flows from operating activities fluctuated from net cash used in operating activities of $2.9 million in 2011 to net cash provided by operating activities of $131.5 million in 2010. The decrease in cash from operating activities in 2011 was due to net withholding tax payments in Iceland of $20.2 million, pension and benefit contributions of $34.4 million, an increase in working capital of $18.3 million (primarily associated with the restart of a curtailed potline and resulting operational inefficiencies at our Hawesville, Kentucky smelter), the reduction of the benefits received for the E.ON contractual receivable in 2011 of $55.7 million (the E.ON contractual receivable expired in 2010) and other changes in working capital totaling $5.8 million in the aggregate. The decrease in net cash from operating activities in 2011 was partially offset by the impact of higher LME prices in 2011 compared to 2010.

Century acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (312) 696-3101 should you have any further questions or require additional information.

Sincerely,

/s/ Jesse E. Gary
Jesse E. Gary
Executive Vice President, General Counsel and Secretary

cc:	Michael A. Bless

President and Chief Executive Officer

Century Aluminum Company

Century Aluminum Company 1 S. Wacker Drive, Ste 1000 Chicago, IL 60606 312-696-3101 Office 312-696-3102 Fax